UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 7, 2011

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 7, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: December 7, 2011	By:	/s/ “Alison T. Love”
Alison T. Love Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE

Enbridge Increases Dividend by 15% and Announces 2012 Earnings Guidance

CALGARY, Alberta, December 7, 2011 – Enbridge Inc. (TSX, NYSE: ENB) today announced that its Board of Directors has declared a quarterly dividend of $0.2825 per common share, payable on March 1, 2012 to shareholders of record on February 15, 2012. The dividend reflects a 15% increase from the prior quarterly rate. Enbridge also announced its 2012 guidance for adjusted earnings of $1.58 to $1.74 per share.

“2011 has been a year in which Enbridge has made tremendous progress on many fronts, including further securing our future growth,” said Patrick D. Daniel, President and Chief Executive Officer. “Over the course of the year we reached agreement with our Liquids Pipelines shippers on the 10-year Competitive Toll Settlement (CTS), and secured an additional $6 billion of attractive growth opportunities across our existing businesses of liquids pipelines, gas pipelines and distribution, and green energy as well as into new platforms including power transmission and the Canadian midstream gas sector.

“Our total of commercially secured projects now stands at over $11 billion, reinforcing our confidence that we can achieve an average annual growth rate in adjusted earnings per share of 10% through 2015, based on conservative assumptions for mainline throughput and future growth investment,” said Mr. Daniel.

“In 2012, we will begin to see the benefits of earnings growth from execution of these actions, including our acquisition of a 50% interest in the Seaway Pipeline System which we expect to be in service delivering crude oil from Cushing to the U.S. Gulf Coast by mid year.”

Mr. Daniel also emphasized Enbridge’s commitment to safety, noting that “2011 has also been a year of progress in further reinforcing safety and operational integrity across all our business units and this will remain our top priority in 2012.”

Highlights of Enbridge’s growth announcements in 2011 include:

•	Expansion of the Athabasca System, including the proposed $1.2 billion Athabasca Twinning Project, to connect growing oil sands production
•

Broadening market access to the U.S. Gulf Coast for Canadian and U.S. crude oil production through the acquisition of a 50% interest in the Seaway Pipeline System and the proposed reversal and expansion of that system

•

Continued investment in Bakken regional infrastructure in both Canada and the U.S., and for both Enbridge’s crude oil systems, and natural gas infrastructure through the Company’s investments in Alliance and Aux Sable

•	New natural gas gathering and processing and pipeline investments in the U.S. through Enbridge Energy Partners
•	Entry into the Canadian midstream sector through the $1.15 billion investment in the Cabin Gas Plant Development
•

Continued strong growth in green energy including placing into service of approximately 370 megawatts of wind and solar generating capacity and entry to the renewable sector in Quebec through investment in the 300-megawatt (MW) Lac Alfred wind project

•	Advancing the Company’s strategic objectives to enter the power transmission sector through the acquisition of the 300-MW Montana-Alberta Tie-line project

The Board also declared the following dividends on Enbridge’s preferred shares:

•	A quarterly dividend of $0.34375 per share on Enbridge’s Preferred Share, Series A (ENB.PR.A). The dividend is payable on March 1, 2012 to shareholders of record on February 15, 2012.
•

A dividend of $0.4192 on Enbridge’s Preferred Shares, Series B (ENB.PR.B). This is the first dividend payment for these shares which were issued September 30, 2011. It is payable on March 1, 2012 to shareholders of record on February 15, 2012. The regular quarterly dividend payable on the Series B preferred shares, and which will take effect with the second quarter 2012 dividend payment, is $0.25.

•

A dividend of $0.2705 on Enbridge’s Preferred Shares, Series D (ENB.PR.D). This is the first dividend payment for these shares which were issued November 23, 2011. It is payable on March 1, 2012 to shareholders of record on February 15, 2012. The regular quarterly dividend payable on the Series B preferred shares, and which will take effect with the second quarter 2012 dividend payment, is $0.25.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com